Exhibit 12.1

                               TRENWICK GROUP INC.
         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                                                                                     Year Ended December 31,
                                                                 1999            1998           1997           1996          1995
                                                               --------        --------       --------       --------       --------
                                                                                      (dollars in thousands)
Earnings
Net Income (loss)                                              $(11,048)       $ 34,792       $ 35,252       $ 33,848       $ 29,841
Extraordinary loss on debt redemption,
         net of $558 income tax benefit                              --              --          1,037             --             --
Income taxes                                                    (10,172)          8,245         11,241          9,980          8,572
                                                               --------        --------       --------       --------       --------
Income (loss) before income taxes and
         extraordinary item                                     (21,220)         43,037         47,530         43,828         38,413
Fixed charges (as below)                                         19,906          14,492         10,140          6,826          6,805
                                                               --------        --------       --------       --------       --------
Earnings (loss) (for ratio calculation)                        $ (1,314)       $ 57,529       $ 57,670       $ 50,654       $ 45,218
                                                               ========        ========       ========       ========       ========

Fixed charges:
Interest expense                                               $  9,176        $  3,954       $    894       $  6,503       $  6,496
Minority interest                                                 9,702           9,702          8,920             --             --
Portion of rental expense which
         approximates the interest factor                         1,028             836            326            323            309
                                                               --------        --------       --------       --------       --------
Total fixed charges                                            $ 19,906        $ 14,492       $ 10,140       $  6,826       $  6,805
                                                               ========        ========       ========       ========       ========
Ratio of earnings of fixed charges                                 (.07)            4.0            5.7            7.4            6.6
                                                               ========        ========       ========       ========       ========

For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent income before income taxes and extraordinary item and fixed charges. "Fixed charges" include gross interest expense (other than on deposits), minority interest and the proportion deemed representative of the interest factor of rent expense.